PIMCO Variable Insurance Trust

Supplement Dated August 22, 2016 to the
Administrative Class Prospectus and Advisor Class and Class M Prospectus, each dated April 29, 2016, as supplemented (the Prospectuses); and the Statement of Additional Information dated April 29,
2016, as supplemented (the SAI)

Disclosure Related to the PIMCO Global Multi-Asset
Managed Volatility Portfolio (the Portfolio)


IMPORTANT NOTICE REGARDING CHANGES INVESTMENT OBJECTIVE
AND PRINCIPAL INVESTMENT STRATEGIES


PIMCO Balanced Allocation Portfolio

Investment Objective

The Portfolio seeks total return which exceeds that of its benchmark.

Principal Investment Strategies

The Portfolio seeks to achieve its investment objective by investing, under normal circumstances, in equity derivatives and other equity-related investments that provide equity-related exposure equivalent to 50-70% of its net assets (such portion of the Portfolios Portfolio, the Equity Sleeve) and the remainder of its net assets in a diversified portfolio of Fixed Income Instruments
(such portion of the Portfolios Portfolio, the Fixed
Income Sleeve). Fixed Income Instruments include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The average portfolio duration of the Portfolios Fixed Income Sleeve normally varies within 1 year (plus or minus) of the portfolio duration of the securities comprising the Barclays U.S. Aggregate
Index, as calculated by Pacific Investment Management
Company LLC (PIMCO), which as of June 30, 2016 was 5.4 years. Duration is a measure used to determine the sensitivity of a securitys price to changes in interest rates. The longer a securitys duration, the more sensitive it will be to changes in interest rates.

The Equity Sleeve seeks to provide returns that are correlated to the returns of the S&P 500 Index and MSCI
Europe Australasia Far East (EAFE) Net Dividend
Index (USD Unhedged) in proportion to their relative weights in the Portfolios benchmark. Within the Equity
Sleeve, the Portfolio will invest under normal circumstances in S&P 500 Index derivatives and MSCI
EAFE Net Dividend Index (USD Unhedged) derivatives, backed by a portfolio of short-term Fixed Income
Instruments. Within the Equity Sleeve, the Portfolio will normally use equity derivatives instead of stocks to attempt to achieve the Portfolio's investment objective.
However, the Portfolio may invest some or all of the net assets attributable to the Equity Sleeve in stocks. The
Portfolio also may invest in affiliated and unaffiliated exchange-traded funds and mutual funds. The value of equity derivatives should closely track changes in the value of underlying securities or indices. However, derivatives may be purchased with a small fraction of the assets that would be needed to purchase the equity securities directly, so that the remainder of the assets attributable to the Equity Sleeve may be invested in short term Fixed Income Instruments.

The Fixed Income Sleeve seeks to provide returns that equal or exceed the returns of the Barclays U.S.
Aggregate Index. Within the Fixed Income Sleeve, the
Portfolio invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high yield securities (junk bonds) rated B or higher by Moody's Investors Service, Inc. (Moodys), or equivalently rated by Standard & Poor's Ratings
Services (S&P) or Fitch, Inc. (Fitch), or, if unrated, determined by PIMCO to be of comparable quality
(except that within such 10% limitation, the Portfolio may invest in mortgage-related securities rated below B).
Within the Fixed Income Sleeve, the Portfolio may invest up to 15% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers.
Within the Fixed Income Sleeve, the Portfolio will normally limit its foreign currency exposure (from non-
U.S. dollar denominated securities or currencies) to 5% of its total assets. Within the Fixed Income Sleeve, the Portfolio may invest up to 5% of its total assets in securities and instruments that are economically tied to emerging market countries.

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolios prospectus or Statement of Additional Information. Within the Fixed Income Sleeve, the Portfolio may invest up to 10% of its total assets in preferred stock. The Portfolio may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales.

In addition, effective October 21, 2016, the Portfolio will no longer utilize the PIMCO Cayman Commodity
Portfolio IV Ltd. (the GMAMV Subsidiary). Accordingly, effective October 21, 2016, in each Prospectus, corresponding changes are made to the Portfolios
Annual Portfolio Operating Expenses table and related footnotes, as well as the Expense Examples following the table, and all references in the Prospectuses and SAI to the Portfolios use of the GMAMV Subsidiary are removed.

In addition, effective October 21, 2016, all references in the Prospectuses to the Portfolios investments in, or ability to invest in, Acquired Funds or Underlying
PIMCO Funds are removed. Additionally, effective
October 21, 2016, in each Prospectus, the Management of the Portfolio-Fund of Funds Fees, Management of the Portfolio-Annual Underlying PIMCO Fund
Expenses and Descriptions of the Underlying PIMCO
Funds sections are deleted in their entirety.

Investors should be aware that, during the Portfolios transition from the principal investment strategies in effect prior to October 21, 2016 to the principal investment strategies described above, certain of the Portfolios holdings may represent a greater or lesser proportion of the Portfolios overall net assets than is intended to be the case, under normal conditions, once the new principal investment strategies are fully implemented. As a result, during this transition period, the Portfolio may experience performance that is not reflective of the performance expected based on full implementation of the principal investment strategies described above. There is the risk that, during such transition period, the Portfolio could experience losses, including losses greater than, or gains less than, the losses or gains that would otherwise be incurred were the strategies fully implemented.